
March 3, 2023

R. LaDuane Clifton
Chief Financial Officer
Zevra Therapeutics, Inc.
1180 Celebration Boulevard, Suite 103
Celebration, FL 34747

> **Re: Zevra Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 27, 2023**
> **File No. 001-36913**

Dear R. LaDuane Clifton:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the proxy statement.

Preliminary Proxy Statement on Schedule 14A filed February 27, 2023

When are stockholder proposals and director nominations due for next year's annual meeting?, page 10

1.   Please provide the disclosure required by Rule 14a-5(e)(4). See Item 1(c) of Schedule 14A and Rule 14d-19(b).

Annex A. Information Concerning Participants in the Company's Solicitation of Proxies, page A-1

2.   Please disclose the information required by Item 5(b)(1)(iii) of Schedule 14A, which requires you to disclose whether or not any of the specified individuals have been involved in any proceedings.

R. LaDuane Clifton
Zevra Therapeutics, Inc.
March 3, 2023
Page 2

General

3.   For proposals 2 and 3, please disclose the effect of an "ABSTAIN" vote. See Item 21(b) of Schedule 14A.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions